U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-22122
CUSIP NUMBER: 62474G 10 1

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: March 31, 2006

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Report Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MTM Technologies, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1200 High Ridge Road

Address of Principal Executive Office (Street and Number)

Stamford, CT 06905

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       There will be a delay in filing the Company’s Annual Report on Form 10-K for the year ended March 31, 2006 because the Company’s independent auditors need additional time to complete the audit of the Company’s financial statements for the year then ended. The Company anticipates that the Annual Report on Form 10-K, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Company’s Annual Report on Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John F. Kohler, Esq.             (203) 975-3775
(Name)            (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

[X] Yes      [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes      [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations for the year ended March 31, 2006 (“FY 2006”) will be materially different from the year ended March 31, 2005 (“FY 2005”). These differences are primarily the result of the Company’s various acquisitions completed during FY 2005 and FY 2006. For FY 2006 the Company’s revenues and gross margin were $236.8 million and $49.4 million, respectively, as compared to $101.2 million and $18.9 million for FY 2005.

MTM Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2006	By:	/s/ Michael El-Hillow
Name: Michael El-Hillow
Title: SVP & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Goldstein Golub Kessler LLP Letterhead]

June 29, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of MTM Technologies, Inc. (the “Registrant”). The Registrant has stated in Part III of its filing on Form 12b-25 that is it unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended March 31, 2006 because our Firm has not yet completed our audits of the consolidated financial statements of the Registrant for the year ended March 31, 2006 and is therefore unable to furnish the required opinions on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audits of the Registrant’s financial statements and furnish the required opinions for a timely filing because additional time is required by us to complete our audit procedures pertaining to the Registrant’s consolidated financial statements.

Very truly yours,

/s/ Goldstein Golub Kessler LLP

Goldstein Golub Kessler LLP